ANNUAL NOTICE
May 1, 2026
Great-West Smart Track® II - 5 Year Variable Annuity	Empower Life & Annuity Insurance Company of New York Variable Annuity‑2 Series Account P.O. Box 1854 Birmingham, Alabama 35201‑1854 Telephone: 1‑877‑723‑8723 www.protective.com
This Annual Notice for the Great-West Smart Track® II - 5 Year Variable Annuity, an individual flexible premium deferred variable annuity contract (the “Contract”) issued by Empower Life & Annuity Insurance Company of New York, provides certain updated information about your Contract since May 1, 2025. In addition, this Annual Notice provides key information about your Contract that you should review, including a current list of Portfolios available under your Contract. Please read this Annual Notice carefully and retain it with your Contract prospectus for future reference.
The most recent prospectus for the Contract, dated May 1, 2019, (the “Prospectus”) and supplements to the Prospectus contain more information about the Contract, including its features, benefits, and risks. You can find updated financial statements for Variable Annuity-2 Series Account and for Empower Life & Annuity Insurance Company of New York, prospectuses for the Portfolios listed in the appendix, and other information about the Contract online at www.protective.com/productprospectus. You can also obtain this information at no cost by calling 1-877-723-8723 or by sending an email request to prospectus@protective.com.
The Contract is designed for investors who desire to accumulate capital on a tax deferred basis for retirement or other long term investment purposes, is not a short-term investment, and is not appropriate for an investor who needs ready access to cash. The Contract is complex investment and involves risks, including potential loss of principal. Withdrawals could result in surrender charges, taxes, and tax penalties.
Empower Life & Annuity Insurance Company of New York’s obligations under the Contract are subject to its financial strength and claims-paying ability.
Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.
The SEC has not approved or disapproved these securities or passed upon the adequacy of this Annual
Notice. Any representation to the contrary is a criminal offense.
Registration No. 333-203265

APPENDIX: INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT	12

SPECIAL TERMS
“We”, “us”, “our”, “Empower”, and “Company”  Refer to Empower Life & Annuity Insurance Company of New York. “You”, “your” and “Owner” refer to the person(s) who has been issued a Contract.
Accumulation Unit An accounting measure used to determine the Annuity Account Value before the date annuity payouts commence.
Annuitant (Joint Annuitant) The person named in the application upon whose life the payout of an annuity is based and who will receive annuity payouts. The Annuitant will be the Owner unless otherwise indicated in the application. Joint Annuitants may be named in the application or any time before the Annuity Commencement Date, and must be one another’s Spouse as of the Effective Date. If you select a Joint Annuitant, Annuitant means the older Joint Annuitant or the sole surviving Joint Annuitant. If you name a Contingent Annuitant, the Annuitant will be considered the Primary Annuitant. If an IRA custodian or trustee owns the Contract, the Underlying IRA Holder must be the Annuitant and if there are two Annuitants, the Joint Annuitant must be the Underlying IRA Holder’s Spouse and the designated beneficiary of the custodial or trusteed account. If a Grantor Trust owns the Contract, the Grantor will be the Annuitant unless otherwise indicated in the application. If a Non-Grantor Trust owns the Contract, the grantor will be the Annuitant unless otherwise indicated in the application. If a Non-Grantor Trust owns the Contract, no Contingent Annuitant may be named and the Annuitant will be considered the Primary Annuitant.
Annuity Account An account we establish in your name that reflects all account activity under your Contract in both the Investment Strategy and the Income Strategy.
Annuity Account Value The sum of the value of each Sub-Account you have selected in both the Investment Segment and Income Segment. The Annuity Account Value is credited with a return based upon the investment experience of the Sub-Account(s) selected by you and will increase and decrease accordingly.
Annuity Commencement Date The date annuity payouts begin, which is either the Payout Election Date or the Annuitant’s 99th birthday if no Payout Election Date has been established. You may change the Annuity Commencement Date if annuity payouts have not already begun. Upon death of the Owner, the Beneficiary may change the Annuity Commencement Date only if the Beneficiary is the Owner’s surviving Spouse and elects to continue the Contract. The Annuity Commencement Date must occur no later than the Annuitant’s 99th birthday.
Beneficial Owner For a Contract held as a Non-Qualified Stretch Annuity, the natural person who is the designated Beneficiary of any Death Benefit proceeds as a result of the death of the Owner. The Beneficial Owner may not be a non-natural entity such as a Grantor Trust or Non-Grantor Trust.
Beneficiary The person(s) designated by the Owner to receive any Death Benefit under the terms of the Contract. If the surviving Spouse of an Owner is the surviving Joint Owner, the surviving Spouse will be deemed to be the Beneficiary upon such Owner’s death and may take the Death Benefit or elect to continue this Contract in force. If a Non-Grantor Trust owns the Contract, the Owner will at all times be the Beneficiary.
Benefit Base For purposes of the GLWB Riders, the amount that is multiplied by the Guaranteed Annual Withdrawal Percentage to calculate the Guaranteed Annual Withdrawal. The Benefit Base increases dollar-for-dollar upon any GLWB Rider Contribution and is reduced proportionately for any Excess Withdrawal. The Benefit Base can also increase with positive Covered Fund performance on the Ratchet Date and may also be adjusted on the Ratchet Date. The Benefit Base may not exceed $5 million. Any Covered Fund Value over $5 million will be considered excess Covered Fund Value and will not be used to calculate Guaranteed Annual Withdrawals.
Business Day Any day, and during the hours, on which the New York Stock Exchange is open for trading. If a date falls on a non-Business Day, the following Business Day will be used unless otherwise stated in the Prospectus.
Code The Internal Revenue Code of 1986, as amended, and all related laws and regulations which are currently in effect.
Contingent Annuitant The person you may name in the application who becomes the Annuitant when the Primary Annuitant dies. The Contingent Annuitant must be designated before the death of the Primary Annuitant and at least 30 days prior to the Annuity Commencement Date. If a Non-Grantor Trust owns the Contract, no Contingent Annuitant may be named.
Contingent Beneficiary The person you may designate to become the Beneficiary when the primary Beneficiary dies.

Contract  The Great-West Smart Track® II - 5 Year Variable Annuity, a flexible premium, deferred, variable and fixed annuity contract.
Contract Year Contract Years begin on the Effective Date and renew on each anniversary of the Effective Date.
Contributions Amounts of money you invest or deposit into your Annuity Account.
Covered Fund(s) Interests in Sub-Accounts approved by Great-West for the GLWB.
Covered Fund Value The aggregate value of each Covered Fund.
Covered Person(s) For purposes of a GLWB Rider, the natural person(s) whose age determines the Guaranteed Annual Withdrawal Percentage and on whose life the Guaranteed Annual Withdrawal Amount will be based. If there are two Covered Persons, the Joint Guaranteed Annual Withdrawal Percentage will be based on the age of the younger life and the Installments can continue until the death of the second life. If a natural person owns the Contract, the Owner of the Contract must be a Covered Person. If a Grantor Trust owns the Contract, the Grantor(s) must be the sole Covered Person(s). A Joint Covered Person, when permitted, must be the Owner’s Spouse and (i) a Joint Owner; or (ii) the 100% primary Beneficiary under the Contract. If an IRA custodian or trustee owns the Contract, the Underlying IRA Holder must be a Covered Person and if there are two Covered Persons, the Joint Covered Person must be the Underlying IRA Holder’s Spouse and the designated beneficiary of the custodial or trusteed account. If a Non-Grantor Trust owns the Contract, the Covered Person, if any, must be the Annuitant.
Effective Date The date on which the first Contribution is credited to your Annuity Account. Contract Years, anniversaries, and quarters are measured from the Effective Date.
Excess Withdrawal An amount of either a Distribution or Transfer from the Covered Fund(s) during the GLWB Accumulation Phase or any amount combined with all other such amounts that exceed the annual GAW during the GAW Phase. Excess Withdrawals reduce your Benefit Base and may be subject to the Withdrawal Charge. The Guarantee Benefit Fee and the M&E Charge shall not be treated as a Distribution or Excess Withdrawal for this purpose.
FFF Portfolios Investment Strategy Portfolios, the Sub-Accounts of which may only be accessed with payment of an additional asset-based fee called the Fund Facilitation Fee.
Fund Facilitation Fee An amount deducted at the end of each valuation period from Sub-Account assets, if any, invested in certain Investment Strategy Portfolios called the FFF Portfolios. The Fund Facilitation Fee will be reflected in the Accumulation Unit values of the Sub-Accounts invested in the FFF Portfolios you select. See “Fund Facilitation Fee” below for more information.
GLWB Accumulation Phase The period of time between the GLWB Rider Election Date and the Initial Installment Date.
GLWB Riders The Guaranteed Lifetime Withdrawal Benefit (GLWB) Riders that are issued to Owners and which specify the benefits, rights, privileges, and obligations of the Owner and Great-West in the Income Strategy, as modified by the Rate Sheet Supplement applicable on the date you signed the application to purchase the Contract. A GLWB Rider is initiated by allocating Contributions to an Income Strategy Covered Fund. One or more GLWB Riders may not be available through all financial intermediaries. All GLWB Riders available at the time you purchase your Contract will remain available for you to elect for the duration of your Contract. You may only elect one GLWB Rider. All guarantees are subject to the claims paying ability of Great-West.
GLWB Rider Contributions Owner-directed amounts received and allocated to the Owner’s Covered Fund(s) in the Income Strategy, including but not limited to Transfers from other assets in the Contract. If this Contract is a Qualified Annuity Contract, GLWB Rider Contributions may also include rollovers as defined under Section 402(c), 403(b)(8), 408(d)(3) and 457(e)(16) of the Code. Reinvested dividends, capital gains, and settlements arising from the Covered Fund(s) will not be considered GLWB Rider Contributions for the purpose of calculating the Benefit Base but will affect the Covered Fund Value. Once you have elected a GLWB Rider by making a GLWB Rider Contribution, you are not able to make Contributions to any other GLWB Rider. If we refuse to accept additional Contributions, you will retain all other rights under the GLWB Rider, including the right to make Transfers from the Investment Strategy to the Income Strategy.
GLWB Rider Election Date The Business Day on which the Owner or Beneficiary elects the GLWB option in a GLWB Rider by allocating GLWB Rider Contributions to a Covered Fund(s). The GLWB Rider Election Date will be the date upon which the Initial Benefit Base is calculated and before the Owner attains the age of 86 years old.
GLWB Settlement Phase The period when the Covered Fund Value has reduced to zero, but the Benefit Base is still positive and during which Installments will continue to be paid.

Grantor The natural person(s) who is treated under Sections 671 through 679 of the Code as owning the assets of a Grantor Trust. Generally, the Grantor is the creator of the trust relationship and is responsible for any tax liability on trust assets. All Grantors must be natural persons.
Grantor Trust A trust, the assets of which are treated under Sections 671 through 679 of the Code as being owned by the Grantor(s). We allow a Grantor Trust to be an Owner only if it either has a single Grantor who is a natural person, or two Grantors who are one another’s Spouse as of the Effective Date. Generally, if a trust is a Grantor Trust, the Grantor is treated as the owner of the trust assets, the trust is disregarded as a separate tax entity, and all income is taxed to the Grantor. If a Grantor Trust owns the Contract, the Grantor will be the Annuitant unless otherwise indicated in the application.
Great-West Secure Income Foundation GLWB Rider (formerly the Lifetime Income Lock Fixed GLWB Rider)
 Provided all conditions are met, the Great-West Secure Income Foundation GLWB Rider provides an annual withdrawal amount that is guaranteed for the lifetime of the Covered Person(s) according to a fixed schedule that varies the GAW% with the age of the Covered Person(s). The GAW% and Joint GAW% applicable to Contracts purchased prior to December 30, 2016, are disclosed in an appendix to this prospectus. The GAW% and Joint GAW% applicable to Contracts purchased on or after December 30, 2016, are disclosed in the Rate Sheet Supplement in effect when you signed the application to purchase your Contract.
Great-West Secure Income Max GLWB Rider (formerly the Enhanced Withdrawal Fixed GLWB Rider) Provided all conditions are met, the Great-West Secure Income Max GLWB Rider provides an annual withdrawal amount that is guaranteed for the lifetime of the Covered Person(s) according to a fixed schedule that varies the GAW% with the age of the Covered Person(s). A higher GAW% may be available for Rider Contributions aged 5 years or more prior to starting the GAW Phase. The GAW%, Joint GAW%, and Distribution Credit applicable to Contracts purchased prior to December 30, 2016, are disclosed in an appendix to this prospectus. The GAW%, Joint GAW%, and Distribution Credit applicable to Contracts purchased on or after December 30, 2016, are disclosed in the Rate Sheet Supplement in effect when you signed the application to purchase your Contract.
Great-West Secure Income Plus GLWB Rider (formerly the Roll-Up Fixed GLWB Rider) Provided all conditions are met, the Great-West Secure Income Plus GLWB Rider provides an annual withdrawal amount that is guaranteed for the lifetime of the Covered Person(s) according to a fixed schedule that varies the GAW% with the age of the Covered Person(s). Prior to starting Guaranteed Annual Withdrawals, the Benefit Base increases by a guaranteed minimum amount each Contract Year up to a maximum of 10 Contract Years. The GAW%, Joint GAW%, and Accumulation Credit applicable to Contracts purchased prior to December 30, 2016, are disclosed in an appendix to this prospectus. The GAW%, Joint GAW%, and Accumulation Credit applicable to Contracts purchased on or after December 30, 2016, are disclosed in a Rate Sheet Supplement in effect when you signed the application to purchase your Contract.
Guarantee Benefit Fee The fee associated with the Income Strategy and GLWB Riders. The Guarantee Benefit Fee may be referred to as the GLWB Rider Fee.
Guaranteed Annual Withdrawal (GAW) For purposes of the GLWB Rider, the annualized withdrawal amount that we guarantee for the lifetime of the Covered Person(s).
Guaranteed Annual Withdrawal Percentage (GAW%) The percentage of the Benefit Base that determines the amount of the GAW. The GAW% applicable to Contracts purchased prior to December 30, 2016, is disclosed in an appendix to this prospectus. The GAW% applicable to Contracts purchased on or after December 30, 2016, is disclosed in the Rate Sheet Supplement in effect when you signed the application to purchase your Contract.
Guaranteed Lifetime Withdrawal Benefit (GLWB) A payment option offered by a GLWB Rider that pays Installments during the life of the Covered Person(s). The Covered Person(s) can receive periodic payments in either monthly, quarterly, semiannual, or annual Installments that in total over a 12-month period equal the GAW.
Income Strategy Assets allocated to the Sub-Account associated with an optional GLWB Rider attached to the Contract.
Initial Installment Date The date of the first Installment under a GLWB, which must be a Business Day.
Installments Periodic payments of the GAW.
Interest Rate Reset During the GAW Phase of the T-Note Tracker GLWB Rider, an increase in the current GAW if the calculation results in a greater GAW than the current GAW on the Ratchet Date.
Investment Strategy Assets allocated to the Sub-Accounts not associated with an optional GLWB Rider attached to the Contract.

Joint GAW% The GAW% used with any GLWB Rider if there are two Covered Persons. The Joint GAW% applicable to Contracts purchased prior to December 30, 2016, is disclosed in an appendix to this prospectus. The Joint GAW% applicable to Contracts purchased on or after December 30, 2016, is disclosed in the Rate Sheet Supplement in effect when you signed the application to purchase your Contract.
Mortality and Expense Risk Charge (M&E Charge) An amount deducted from your Annuity Account Value at the end of each valuation period to compensate Empower for bearing certain mortality and expense risks under the Contract.
Non-Grantor Trust A trust in which the grantor has relinquished control over trust assets and in which trust assets do not form a part of the grantor’s estate. A Non-Grantor Trust must be issued a Tax Identification Number in order to qualify as Owner of the Contract. If a Non-Grantor Trust owns the Contract, the grantor will be the Annuitant unless otherwise indicated in the application.
Non-Qualified Stretch Annuity Contract An annuity Contract which is not intended to satisfy the requirements of Section 408(b) (IRAs) or Section 408A (Roth IRAs) of the Code, and in which a Successor Beneficiary may elect to receive his or her interest in a single sum or over the remaining distribution period initially selected by the Beneficial Owner. The Owner of a Contract held as a Non-Qualified Stretch Annuity may not be a non-natural entity such as a Grantor Trust or Non-Grantor Trust. We may issue this Contract as a Non-Qualified Stretch Annuity Contract.
Owner (Joint Owner) or You The person or persons named in the Contract who is entitled to exercise all rights and privileges under the Contract while the Annuitant is living. The Owner must be age 85 or younger at the time the Contract is issued. Joint Owners must be one another’s Spouse as of the Effective Date and must both be natural persons. The Annuitant will be the Owner unless otherwise indicated in the application. If the Owner intends to hold the Contract as a Qualified Annuity Contract, the Owner must be the Annuitant and a Joint Owner is not permitted. The Owner must be either a natural person, an IRA custodian or trustee, a Grantor Trust, or a Non-Grantor Trust. If the Owner is a Grantor Trust, all references to the life, age, or death of the Owner pertain to the life, age, or death of the Grantor(s). If the Owner is a Non-Grantor Trust, all references to the life, age, or death of the Owner pertain to the life, age, or death of the Annuitant, and where there are Joint Annuitants, shall pertain to the older Joint Annuitant. If there is a change of ownership of the Contract from a Non-Grantor Trust to a natural person, the original Annuitant and/or Joint Annuitant shall continue to determine any benefits under the Contract and GLWB Riders. If the Owner is an IRA custodian or trustee, all references to the life, age, or death of the Owner pertain to the life, age, or death of the Underlying IRA Holder.
Portfolio A registered management investment company, or portfolio or series thereof, in which the assets of the Series Account may be invested. For convenience, the Investment Strategy Portfolios (including the FFF Portfolios) and the Income Strategy Covered Funds may be referred to as Portfolios in this prospectus.
Premium Tax A tax that a state or other governmental authority charges. Varying by state, the current range of Premium Taxes is 0% to 3.5% and may be deducted with respect to your Contributions, from amounts withdrawn, or from amounts applied on the Payout Election Date, or the Annuity Account Value when incurred by Great-West or at another time of Great-West’s choosing.
Qualified Annuity Contract An annuity contract that is intended to qualify under Section 408(b) (IRAs) or Section 408A (Roth IRAs) of the Code. We may issue this Contract as a Qualified Annuity Contract.
Ratchet For purposes of a GLWB Rider, an increase in the Benefit Base if the Covered Fund Value exceeds the current Benefit Base on the Ratchet Date.
Ratchet Date During the GLWB Accumulation Phase, the Ratchet Date is the anniversary of the Owner’s GLWB Rider Election Date and each anniversary thereafter. During the GAW Phase, the Ratchet Date is the Initial Installment Date and each anniversary thereafter. An Interest Rate Reset (applicable only to the T-Note Tracker GLWB Rider) may also occur on the Ratchet Date during the GAW Phase. For Contract applications signed before December 30, 2016, if the anniversary is a non-Business Day, the Ratchet Date shall be the preceding Business Day for that year. For Contract applications signed on or after December 30, 2016, if the anniversary is a non-Business Day, the Ratchet Date shall be the following Business Day for the year.
Rate Sheet Supplement Supplements to the Prospectus which we periodically file with the SEC that detail and modify certain rates associated with the GLWB Riders for new Contract purchases. Rate Sheet Supplements will disclose the GAW%, Joint GAW%, Accumulation Credits, and Distribution Credits for all GLWB Riders applicable for a specified range of dates. The terms of a Rate Sheet Supplement (including GAW%s, Joint GAW%s, Accumulation Credits, and Distribution Credits) with no specified end date may not be amended unless we provide a minimum of 10 business days prior notice. The GAW%, Joint GAW%, Accumulation Credits, and Distribution Credits applicable to Contracts purchased prior to December 30, 2016, are disclosed in an appendix to this prospectus. The GAW%, Joint GAW%, Accumulation Credits, and Distribution Credits applicable to Contracts purchased on or after December 30, 2016, are disclosed in the Rate Sheet Supplement in effect when you signed the application to purchase your Contract. You may contact the Retirement Resource Operations Center at (877) 723-8723 for the rates and credits applicable to your Contract. Historical GAW%s, Joint GAW%s, Accumulation Credits, and Distribution Credits reflected in Rate Sheet Supplements may be found in an appendix to this prospectus, as well as on the SEC’s website (www.sec.gov) by searching with File Number 333-203262.
Request Any written, telephoned, electronic or computerized instruction in a form satisfactory to Great-West that the Retirement Resource Operations Center receives from you, your designee (as specified in a form acceptable to Great-West) or the Beneficiary (as applicable) as required by any provision of the Contract. The Request is subject to any action taken or payment made by Great-West before it is processed. A written Request will be deemed to include electronic mail transmissions only if: such transmissions include PDF or other facsimile transmissions clearly reproducing the manual signature, and; such transmission is sent to the designated address for the Retirement Resource Operations Center.
Retirement Resource Operations Center  You may write to us at PO Box 1854, Birmingham, Alabama 35201-1854 (Regular Mail) or 2801 Highway 280 South, Birmingham, Alabama 35223 (overnight mail); call us at 877-723-8723; or email us at AnnuityOperations@greatwest.com.
Series Account Variable Annuity-2 Series Account, the segregated asset account established by Empower under New York law and registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”). The Series Account is also referred to as the separate account.
Sub-Account A division of the Series Account containing the shares of a Portfolio in the Investment Segment, the Income Segment, or both. There is a Sub-Account for each Portfolio. We may also refer to a Sub-Account as an “investment option” in the Prospectus, SAI, or Series Account financial statements.
Successor Beneficiary Upon the death of the Beneficial Owner, the natural person who is entitled to receive the Beneficial Owner’s remaining interest in a Contract held as a Non-Qualified Stretch Annuity. A Successor Beneficiary may elect to receive his or her interest in a single sum or over the remaining distribution period initially selected by the Beneficial Owner. A non-natural entity, such as a Grantor Trust or Non-Grantor Trust, is not permitted as a Successor Beneficiary of a Contract held as a Non-Qualified Stretch Annuity.
T-Note Tracker GLWB Rider Provided all conditions are met, the T-Note Tracker GLWB Rider provides an annual withdrawal amount that is guaranteed for the lifetime of the Covered Person(s) according to a floating schedule that varies the GAW% based on the age of the Covered Person(s) and the 10-Year Treasury Yield.
Transfer Moving amounts from and among the Sub-Account(s).
Underlying IRA Holder The natural person who is treated under the Code as having a beneficial interest in the assets of a custodial or trusteed IRA account. All Underlying IRA Holders must be natural persons.
Withdrawal Charge The amount we deduct from premature surrenders or partial withdrawals. The charge applies to amounts withdrawn and varies depending upon the age of the Contribution withdrawn. The Withdrawal Charge is also known as a deferred sales load or contingent deferred sales charge.

UPDATED INFORMATION ABOUT YOUR CONTRACT
The information in this section of the Annual Notice is a summary of certain Contract features that have changed since May 1, 2025. This may not reflect all of the changes that have occurred since you entered into your Contract.
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All of the LVIP Macquarie funds changed their name to remove Macquarie and was replaced with Nomura in the fund name. Macquarie Investment Management Global Limited was also removed as the sub-adviser for the various LVIP Macquarie funds.

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All of the Macquarie VIP funds changed their name to remove Macquarie and was replaced with Nomura in the fund name. Macquarie Investment Management Global Limited was also removed as the sub-adviser for the various Macquarie funds.

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The Neuberger Berman AMT Sustainable Equity Portfolio changed its name to the Neuberger Berman AMT Quality Equity Portfolio.

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The Invesco® Oppenheimer V.I. International Growth Fund changed its name to the Invesco® V.I. International Growth Fund.

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Invesco Asset Management Limited was removed as the sub-adviser for the Invesco® V.I. Global Real Estate Fund.

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The Putnam VT Research Fund changed its name to the Putnam VT U.S. Research Fund.

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ClearBridge Variable Large Cap Growth Portfolio was reorganized into LVIP ClearBridge Large Cap Growth Fund.

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The American Funds Insurance Series® International Fund changed its name to the American Funds Insurance Series® – EUPAC Fund™.

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For updated Fund performance and fee information please see APPENDIX: INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT.

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT
FEES, EXPENSES, AND ADJUSTMENTS
Are There Charges or Adjustments for Early Withdrawals?
Yes. If you surrender or make a withdrawal from your Contract within five (5) years following your last purchase payment and before the Annuity Commencement Date, you will be assessed a Withdrawal Charge of up to 7% on the amount of the withdrawal minus the free withdrawal amount. The Withdrawal Charge starts at 7% and declines to 0% over five (5) years. For example, assume you purchased a Contract with a single Contribution of  $100,000 and surrender the Contract during the first Contract Year. Your free withdrawal amount is $10,000 (10% x $100,000) and is not subject to the withdrawal charge. You will be assessed a Withdrawal Charge of $6,300 (7% x $90,000) on the remaining amount of your surrender request.
For additional information about charges for surrenders and early withdrawals, see “Fee Tables - Owner Transaction Expenses”, “Charges and Deductions – Withdrawal Charge”, and “Charges and Deductions - Free Withdrawals” in the Prospectus.

Are There Transaction Charges?
Yes. The Contract does not currently charge a fee for Transfers. We reserve the right to impose a Transfer Fee up to $15 for Transfers in excess of 12 per year.
For additional information about transaction charges, see “Fee Tables - Owner Transaction Expenses” and “Charges and Deductions” in the Prospectus

Are There Ongoing Fees and Expenses?	Yes. The table below describes the fees and expenses that you may pay each year, depending on the options you choose. Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you have elected.
Annual Fee	Minimum	Maximum
Base contract (1)	1.55%	1.55%
Investment options (Portfolio fees and expenses) (2)	0.21%	3.48%
Optional Guaranteed Lifetime Withdrawal Benefit Riders (3)
Great-West Secure Income Plus GLWB Rider (formerly the Roll-Up Fixed GLWB Rider)	1.30%	2.25%
Great-West Secure Income Max GLWB Rider (formerly the Enhanced Withdrawal Fixed GLWB Rider)	1.20%	2.25%
Great-West Secure Income Foundation GLWB Rider (formerly the Lifetime Income Lock Fixed GLWB Rider)	0.90%	1.50%
T-Note Tracker GLWB Rider	0.65%	1.50%
Fund Facilitation Fee for Optional FFF Portfolios (4)	0.35%	0.35%

(1)
We calculate the Base Contract fee by dividing the total amount we receive from the mortality and expense risk charges for the last fiscal year by the total average net assets attributable to the Contracts for that year. (See “Fee Tables” and “Charges and Deductions”).

(2)
As a percentage of Portfolio assets. These expenses include the Fund Facilitation Fees charged for FFF Portfolios. See “Charges and Deductions - Fund Facilitation fee” for more information.

(3)
Charges assessed quarterly, as a percentage of the current Benefit Base.

(4)
Charges assessed daily as a percentage of assets invested in the applicable Investment Strategy FFF Portfolio Sub-Accounts.

Because your Contract is customizable, the options and benefits you choose can affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. These estimates assume that you do not take any withdrawals from the Contract, which could add Withdrawal Charges, that substantially increase costs.
Lowest Annual Cost: $1,435	Highest Annual Cost: $7,163
Assumes:	Assumes:

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Investment of  $100,000

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5% annual appreciation

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Least expensive combination of Base Contract fee and Fund fees and expenses

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No optional benefits

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No additional Contributions, transfers or withdrawals

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No sales charges

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Investment of  $100,000

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5% annual appreciation

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Most expensive combination of Base Contract fee, optional benefits and Fund fees and expenses

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No additional Contributions, transfers, or withdrawals

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No sales charges

For additional information about annual charges, please see, “Fee Tables” and “Charges and Deductions” in the Prospectus.
RISKS
Is There a Risk of Loss from Poor Performance?
Yes. You can lose money by investing in this Contract, including loss of principal.
For additional information about the risk of loss, see “Great-West Life & Annuity Insurance Company of New York”, “The Series Account” and “The Portfolios” in the Prospectus.

Is This a Short-Term Investment?
No. This Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash. Although you are permitted to take withdrawals or surrender the Contract, Withdrawal Charges and federal and state income taxes may apply.
Withdrawal Charges may apply for up to five (5) years following your last Contributions. Withdrawals will reduce your contract value and death benefit.
The benefits of tax deferral and living benefit protections also mean the Contract is less beneficial to investors with a short time horizon.
For additional information about the investment profile of the Contract, see “Charges and Deductions” and “Seek Tax Advice” in the Prospectus.

What Are the Risks Associated with Investment Options?
An investment in this Contract is subject to the risk of poor investment performance and can vary depending on the performance of the Investment Options available under the Contract.
Each Investment Option has its own unique risks.
You should review the prospectuses for the available Portfolios and consult with your financial professional before making an investment decision.
For additional information about the risks associated with Investment Options, see “The Portfolios” in the Prospectus.

What Are the Risks Related to the Insurance Company?
An investment in the Contract is subject to the risks related to the Company. Any obligations, guarantees, or benefits under the Contract are subject to the claims-paying ability of the Company. More information about the Company, including its financial strength ratings, is available upon request at no charge by calling us at 1-800-838-0650 or writing us at the address shown on the cover page.
For additional information about Company risks, see “Great-West Life & Annuity Insurance Company of New York” in the Prospectus.

RESTRICTIONS
Are There Restrictions on the Investment Options?
Yes. We reserve the right to remove or substitute Funds as Investment Options that are available under the Contract. We also reserve the right to restrict the allocation of additional Contributions and/or transfers of contract value to a Portfolio if we determine the Portfolio no longer meets one or more of our Portfolio selection criteria and/or if a Portfolio has not attracted significant contract owner assets.
For additional information about Investment Options, see “Charges and Deductions”, “Addition, Deletion, and Substitution of Sub-Accounts” and “The Portfolios” in the Prospectus.

Are There Restrictions on Contract Benefits?
Yes. If you elected the optional Guaranteed Lifetime Withdrawal Benefit rider:
•
The Investment Options available to you under the Contract will be limited.

•
Withdrawals from contract value that exceed the Annual Withdrawal Amount under the rider may significantly reduce or eliminate the rider benefits.

•
We may stop offering an optional benefit rider at any time.
For additional information about the optional benefits, see “Guaranteed Lifetime Withdrawal Benefit” in the Prospectus.

TAXES
What Are the Contract’s Tax Implications?
You should consult with a qualified tax advisor regarding the federal tax implications of an investment in, payments received under, and other transactions in connection with this Contract.
If you purchase the Contract through a tax-qualified plan or individual retirement arrangement (IRA), you do not get any additional tax deferral. Generally, all earnings on the investments underlying the Contract are tax-deferred until distributed or deemed distributed. A distribution from a non-Qualified Contract, which includes a surrender, withdrawal, payment of a death benefit, or annuity income payments, will generally result in taxable income if there has been an increase in the contract value. In the case of a Qualified Annuity Contract, a distribution generally will result in taxable income even if there has not been an increase in the contract value. In certain circumstances, a 10% additional tax may also apply if the Owner takes a withdrawal before age 59½. All amounts includable in income with respect to the Contract are taxed as ordinary income; no amounts are taxed at the special lower rates applicable to long term capital gains and corporate dividends.
For additional information about tax implications, see “Seek Tax Advice” and “Tax Consequences of Withdrawals” in the Prospectus.

CONFLICTS OF INTEREST
How Are Investment Professionals Compensated?
We pay eligible broker/dealers compensation for the promotion and sale of the Contract. Compensation paid to eligible broker/dealers is not paid directly by the Owner or the Series Account. The Company intends to fund this compensation through a number of sources, such as fees and charges imposed under the Contract and payable to the Company, and from profits on payments received by the Company from Portfolios’ advisers or administrators for providing administrative, marketing, and other support and services to the Portfolios. The Company pays a portion of these proceeds to eligible broker/dealers for distribution services.
For additional information about compensation, see “Distribution of the Contracts” and “Payments We Receive” in the Prospectus.

Should I Exchange My Contract?
Some investment professionals may have a financial incentive to offer you a new contract in place of the contract you already own. You should only exchange your current contract if you determine, after comparing the features, fees, and risks of both contracts, that it is better for you to purchase the new contract rather than continue to own your existing contract.
For additional information about exchanges, see “Seek Tax Advice” in the Prospectus.

APPENDIX
INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT
The following is a list of Portfolios available under the Contract. More information about the Portfolios is available in the prospectuses for the Portfolios, which may be amended from time to time and can be found online at www.protective.com/eprospectus. You can also request this information at no cost by calling 855-920-9713 or by sending an email request to prospectus@protective.com. Depending on the optional benefits you choose, you may not be able to invest in certain Portfolios.
The current expenses and performance information below reflects fee and expenses of the Portfolios, but do not reflect the other fees and expenses that your Contract may charge . Expenses would be higher and performance would be lower if these other charges were included. Each Portfolios’s past performance is not necessarily an indication of future performance.
Asset Allocation Type	Portfolio Company - Investment Adviser; Sub-Adviser(s), as applicable(2)	Current Expenses	Fund Facilitation Fee	Current Expenses + Fund Facilitation Fee	Average Annual Total Returns (as of 12/31/2025)
					1 Year	5 Year	10 Year
U.S. Equity	Alger Small Cap Growth Portfolio - Class I-2 (2)	0.97%	0.00%	0.97%	5.91%	-4.93%	8.83%
Sector Equity	ALPS/Alerian Energy Infrastructure Portfolio - Class III	1.30%	0.00%	1.30%	4.66%	22.60%	10.70%
International Equity	ALPS/Global Opportunity Portfolio - Class III(1)	1.76%	0.00%	1.76%	1.36%	6.30%	9.36%
International Equity	American Funds Insurance Series® Capital World Growth and Income Fund® - Class 4 - Capital Research and Management Company(1)	0.91%	0.00%	0.91%	24.46%	10.01%	10.74%
International Equity	American Funds Insurance Series® EUPAC Fund™ - Class 4 - Capital Research and Management Company (1) (formerly, American Funds Insurance Series® International Fund)	0.97%	0.00%	0.97%	26.41%	3.14%	6.73%
U.S. Equity	American Funds Insurance Series® Growth Fund - Class 4 - Capital Research and Management Company	0.83%	0.00%	0.83%	19.93%	13.09%	17.67%
U.S. Equity	American Funds Insurance Series® Growth-Income Fund - Class 4 - Capital Research and Management Company	0.78%	0.00%	0.78%	17.77%	13.62%	13.63%
International Equity	American Funds Insurance Series® New World Fund® - Class 4 - Capital Research and Management Company(1)	1.07%	0.00%	1.07%	27.92%	5.06%	8.98%
U.S. Equity	American Funds Insurance Series® Washington Mutual Investors Fund℠ - Class 4 - Capital Research and Management Company(1)	0.75%	0.00%	0.75%	16.90%	13.60%	12.08%
Allocation	BlackRock 60/40 Target Allocation ETF V.I. Fund - Class III(1)	0.58%	0.00%	0.58%	15.37%	7.05%	8.45%
Allocation	BlackRock Global Allocation V.I. Fund - Class III (1)	1.01%	0.00%	1.01%	19.42%	5.51%	7.33%
Taxable Bond	BlackRock High Yield V.I. Fund - Class III (1)	0.78%	0.00%	0.78%	9.09%	4.57%	6.07%
Sector Equity	BNY Mellon Investment Portfolios: Technology Growth Portfolio - Service Shares - Newton Investment Management North America, LLC(2)	1.07%	0.00%	1.07%	27.87%	8.96%	16.97%
U.S. Equity	BNY Mellon Variable Investment Fund: Appreciation Portfolio - Service Shares - Fayez Sarofim & Company	1.10%	0.00%	1.10%	9.78%	9.08%	12.63%
U.S. Equity	ClearBridge Variable Mid Cap Portfolio - Class II - Franklin Templeton Fund Adviser, LLC(2)	1.07%	0.00%	1.07%	4.08%	4.23%	7.24%
U.S. Equity	ClearBridge Variable Small Cap Growth Portfolio - Class II - Franklin Templeton Fund Adviser, LLC	1.06%	8.97%	1.06%	8.97%	-0.42%	9.11%
Taxable Bond	Columbia Variable Portfolio - Strategic Income Fund - Class 2(1)	0.94%	0.00%	0.94%	6.88%	1.87%	3.99%
International Equity	Dimensional VA International Small Portfolio - Institutional Class (2)	0.39%	0.35%	0.74%	36.99%	8.89%	8.68%
International Equity	Dimensional VA International Value Portfolio - Institutional Class (2)	0.27%	0.35%	0.62%	45.64%	15.85%	10.46%

Asset Allocation Type	Portfolio Company - Investment Adviser; Sub-Adviser(s), as applicable(2)	Current Expenses	Fund Facilitation Fee	Current Expenses + Fund Facilitation Fee	Average Annual Total Returns (as of 12/31/2025)
					1 Year	5 Year	10 Year
U.S. Equity	Dimensional VA U.S. Large Value Portfolio - Institutional Class(2)	0.21%	0.35%	0.56%	15.83%	11.97%	10.51%
U.S. Equity	Dimensional VA U.S. Targeted Value Portfolio - Institutional Class(2)	0.29%	0.35%	0.64%	8.95%	13.60%	11.00%
Taxable Bond	Eaton Vance VT Floating-Rate Income Fund - Initial Class	1.19%	0.00%	1.19%	3.95%	4.64%	4.43%
Allocation	Empower Aggressive Profile Fund - Investor Class	1.13%	0.00%	1.13%	17.42%	9.27%	10.20%
Taxable Bond	Empower Bond Index Fund - Investor Class - Franklin Advisers, Inc. and Franklin Advisory Services, LLC	0.49%	0.00%	0.49%	6.62%	-1.00%	1.43%
Allocation	Empower Conservative Profile Fund - Class L (1)	1.01%	0.00%	1.01%	7.98%	3.11%	4.37%
Allocation	Empower Conservative Profile Fund - Investor Class(1) (2)	0.76%	0.00%	0.76%	8.19%	3.35%	4.63%
Taxable Bond	Empower Core Bond Fund - Investor Class - Goldman Sachs Asset Management, L.P.; Wellington Management Company LLP (1)	0.70%	0.00%	0.70%	6.75%	-0.68%	2.05%
International Equity	Empower Emerging Markets Equity Fund - Investor Class - Goldman Sachs Asset Management, L.P.; Lazard Asset Management LLC(1)	1.26%	0.00%	1.26%	32.78%	3.49%	—
Taxable Bond	Empower Global Bond Fund - Investor Class - Insight North America LLC; RBC Global Asset Management (UK) Limited(1)	0.99%	0.00%	0.99%	7.54%	-2.20%	0.27%
Taxable Bond	Empower High Yield Bond Fund - Investor Class - Franklin Advisers, Inc.(1)	0.93%	0.00%	0.93%	8.96%	3.57%	5.98%
Taxable Bond	Empower Inflation-Protected Securities Fund - Investor Class - Goldman Sachs Asset Management, L.P.(1)	0.70%	0.00%	0.70%	6.75%	1.87%	—
International Equity	Empower International Growth Fund - Investor Class - J.P. Morgan Investment Management, Inc.; Lazard Asset Management LLC(1)	1.20%	0.00%	1.20%	11.55%	-0.02%	6.08%
International Equity	Empower International Index Fund - Investor Class - Irish Life Investment Managers Limited	0.58%	0.00%	0.58%	30.92%	8.38%	7.73%
International Equity	Empower International Value Fund - Investor Class - LSV Asset Management; Massachusetts Financial Services Company	1.07%	0.00%	1.07%	39.10%	10.23%	9.23%
U.S. Equity	Empower Large Cap Growth Fund - Investor Class - JPMorgan Investment Management Inc.; Victory Capital Management, Inc.	0.98%	0.00%	0.98%	13.98%	12.14%	16.21%
U.S. Equity	Empower Large Cap Value Fund - Investor Class - T. Rowe Price Associates, Inc.; Putnam Investment Management, LLC(1)	0.96%	0.00%	0.96%	16.93%	12.98%	11.67%
Allocation	Empower Lifetime 2015 Fund - Investor Class(1)	0.74%	0.00%	0.74%	10.14%	4.24%	6.01%
Allocation	Empower Lifetime 2020 Fund - Investor Class(1)	0.76%	0.00%	0.76%	10.69%	4.53%	—
Allocation	Empower Lifetime 2025 Fund - Investor Class(1)	0.79%	0.00%	0.79%	11.70%	4.96%	6.98%
Allocation	Empower Lifetime 2030 Fund - Investor Class(1)	0.81%	0.00%	0.81%	12.97%	5.63%	—
Allocation	Empower Lifetime 2035 Fund - Investor Class(1)	0.83%	0.00%	0.83%	14.53%	6.46%	8.45%
Allocation	Empower Lifetime 2040 Fund - Investor Class(1)	0.85%	0.00%	0.85%	15.68%	7.28%	—
Allocation	Empower Lifetime 2045 Fund - Investor Class	0.88%	0.00%	0.88%	16.71%	7.82%	9.47%
Allocation	Empower Lifetime 2050 Fund - Investor Class	0.88%	0.00%	0.88%	17.26%	8.03%	—
Allocation	Empower Lifetime 2055 Fund - Investor Class	0.88%	0.00%	0.88%	17.71%	8.05%	9.58%
U.S. Equity	Empower Mid Cap Value Fund - Investor Class - Goldman Sachs Asset Management, L.P.(1)	1.05%	0.00%	1.05%	8.32%	10.63%	9.40%
Allocation	Empower Moderate Profile Fund - Class L(1)	1.15%	0.00%	1.15%	11.70%	5.63%	6.90%
Allocation	Empower Moderate Profile Fund - Investor Class(1) (2)	0.90%	0.00%	0.90%	11.96%	5.91%	7.17%
Allocation	Empower Moderately Aggressive Profile Fund - Investor Class	1.13%	0.00%	1.13%	13.79%	7.01%	8.20%

Asset Allocation Type	Portfolio Company - Investment Adviser; Sub-Adviser(s), as applicable(2)	Current Expenses	Fund Facilitation Fee	Current Expenses + Fund Facilitation Fee	Average Annual Total Returns (as of 12/31/2025)
					1 Year	5 Year	10 Year
Allocation	Empower Moderately Conservative Profile Fund - Class L(1)	1.06%	0.00%	1.06%	9.74%	4.37%	5.60%
Allocation	Empower Moderately Conservative Profile Fund - Investor Class(1) (2)	0.81%	0.00%	0.81%	10.03%	4.61%	5.87%
Taxable Bond	Empower Multi-Sector Bond Fund - Investor Class - Loomis, Sayles & Company, L.P.; Virtus Fixed Income Advisers, LLC(1)	0.90%	0.00%	0.90%	7.98%	1.83%	4.35%
Sector Equity	Empower Real Estate Index Fund - Investor Class - Irish Life Investment Managers Limited(1)	0.65%	0.00%	0.65%	3.16%	5.95%	4.13%
U.S. Equity	Empower S&P 500® Index Fund - Investor Class -Irish Life Investment Managers Limited	0.49%	0.00%	0.49%	17.30%	13.85%	14.22%
U.S. Equity	Empower S&P Mid Cap 400® Index Fund - Investor Class - Irish Life Investment Managers Limited	0.54%	0.00%	0.54%	6.94%	8.49%	10.10%
U.S. Equity	Empower S&P SmallCap 600® Index Fund - Investor Class - Irish Life Investment Managers Limited(1)	0.56%	0.00%	0.56%	5.55%	6.70%	9.24%
Allocation	Empower SecureFoundation® Balanced Fund - Class L(1)	0.83%	0.00%	0.83%	12.67%	5.32%	7.14%
Taxable Bond	Empower Short Duration Bond Fund - Investor Class -Franklin Advisers, Inc.(1)	0.60%	0.00%	0.60%	5.29%	2.11%	2.48%
U.S. Equity	Empower Small Cap Growth Fund - Investor Class - Lord, Abbett & Co. LLC; Peregrine Capital Management, LLC(1)	1.19%	0.00%	1.19%	7.81%	3.21%	9.88%
U.S. Equity	Empower Small Cap Value Fund - Investor Class - Hotchkis & Wiley Capital Management, LLC; Loomis, Sayles & Company, L.P.(1)	1.09%	0.00%	1.09%	4.08%	9.30%	8.79%
U.S. Equity	Empower T. Rowe Price Mid Cap Growth Fund - Investor Class (1)	1.02%	0.00%	1.02%	2.99%	3.61%	9.64%
Taxable Bond	Empower U.S. Government Securities Fund - Investor Class (1)	0.60%	0.00%	0.60%	6.60%	-0.71%	1.20%
Taxable Bond	Federated Hermes High Income Bond Fund II - Primary Class(1)	1.06%	0.00%	1.06%	8.18%	3.45%	5.33%
Allocation	Fidelity® VIP Balanced Portfolio - Service Class 2 - FMR Investment Management (U.K.) Limited; Fidelity Management & Research (Japan) Limited; Fidelity Management & Research (Hong Kong) Limited	0.66%	0.00%	0.66%	14.96%	9.24%	10.84%
Money Market	Fidelity® VIP Government Money Market Portfolio - Initial Class - FMR Investment Management (U.K.) Limited; Fidelity Management & Research (Japan) Limited; Fidelity Management & Research (Hong Kong) Limited	0.25%	0.00%	0.25%	4.13%	3.10%	2.03%
International Equity	Fidelity® VIP International Capital Appreciation Portfolio - Service Class 2 - FMR Investment Management (UK) Limited; Fidelity Management & Research (Japan) Limited; Fidelity Management & Research (Hong Kong) Limited; FIL Investment Advisors; FIL Investment Advisors (UK) Limited	1.02%	0.00%	1.02%	18.36%	5.99%	9.53%
Allocation	First Trust/Dow Jones Dividend & Income Allocation Portfolio - Class I	1.18%	0.00%	1.18%	5.30%	3.98%	6.68%
Allocation	Franklin Income VIP Fund - Class 4	0.82%	0.00%	0.82%	12.43%	7.54%	7.19%
U.S. Equity	Goldman Sachs VIT U.S. Equity Insights Fund - Service Class(1)	0.77%	0.00%	0.77%	15.49%	13.56%	13.48%
U.S. Equity	Invesco® V.I. Core Equity Fund - Series II	1.05%	0.00%	1.05%	15.88%	12.52%	11.46%
Taxable Bond	Invesco® V.I. Core Plus Bond Fund - Series II (1)	0.87%	0.00%	0.87%	6.96%	-0.36%	2.73%
International Equity	Invesco® V.I. EQV International Equity Fund - Series II(2)	1.15%	0.00%	1.15%	16.23%	3.42%	5.95%
Sector Equity	Invesco® V.I. Global Real Estate Fund - Series II	1.27%	0.00%	1.27%	7.61%	1.49%	2.18%

Asset Allocation Type	Portfolio Company - Investment Adviser; Sub-Adviser(s), as applicable(2)	Current Expenses	Fund Facilitation Fee	Current Expenses + Fund Facilitation Fee	Average Annual Total Returns (as of 12/31/2025)
					1 Year	5 Year	10 Year
U.S. Equity	Invesco® V.I. Growth and Income Fund - Series II	1.00%	0.00%	1.00%	15.30%	12.56%	10.46%
International Equity	Invesco® V.I. International Growth Fund - Series II (1)(2) (formerly, Invesco® Oppenheimer V.I. International Growth Fund)	1.25%	0.00%	1.25%	15.53%	1.88%	5.34%
U.S. Equity	Invesco® V.I. Main Street Fund® - Series II	1.09%	0.00%	1.09%	8.44%	8.07%	10.31%
U.S. Equity	Invesco® V.I. Small Cap Equity Fund - Series II(2)	1.21%	0.00%	1.21%	7.83%	7.06%	9.28%
Allocation	Janus Henderson Balanced Portfolio - Service Shares	0.87%	0.00%	0.87%	14.82%	8.21%	9.86%
U.S. Equity	Janus Henderson Enterprise Portfolio - Service Shares	0.97%	0.00%	0.97%	7.41%	7.35%	12.51%
Taxable Bond	Janus Henderson Flexible Bond Portfolio - Service Shares(1)	0.82%	0.00%	0.82%	7.22%	-0.47%	2.07%
U.S. Equity	Lord Abbett Series Fund - Developing Growth Portfolio - Class VC (1)	1.04%	0.00%	1.04%	14.59%	-1.17%	11.03%
Taxable Bond	LVIP American Century Inflation Protection Fund - Service Class - Lincoln Financial Investments Corporation(1)	0.72%	0.00%	0.72%	6.33%	0.62%	2.61%
U.S. Equity	LVIP American Century Mid Cap Value Fund - Service Class - Lincoln Financial Investments Corporation(1)	1.01%	0.00%	1.01%	8.83%	8.72%	8.96%
U.S. Equity	LVIP American Century Value Fund - Service Class - Lincoln Financial Investments Corporation(1)	0.86%	0.00%	0.86%	15.85%	11.47%	10.07%
U.S. Equity	LVIP ClearBridge Large Cap Growth Fund – Service Class – Lincoln Financial Investments Corporation(1) (formerly ClearBridge Variable Large Cap Growth Portfolio - Class II)	0.99%	0.00%	0.99%	8.35%	10.29%	—
U.S. Equity	LVIP JPMorgan Small Cap Core Fund - Service Class - Lincoln Financial Investments Corporation	1.02%	0.00%	1.02%	10.00%	6.13%	8.66%
Sector Equity	LVIP Nomura U.S. REIT Fund - Service Class - Lincoln Financial Investments Corporation - Nomura Investments Fund Advisers; Macquarie Investment Management Global Limited(1) (2) (formerly, LVIP Macquarie U.S. REIT Fund - Service Class)	1.13%	0.00%	1.13%	0.72%	5.24%	3.74%
U.S. Equity	MFS® VIT II Blended Research® Core Equity Portfolio - Service Class - Massachusetts Financial Services Company(1)	0.55%	0.00%	0.55%	15.82%	15.01%	13.59%
International Equity	MFS® VIT II International Growth Portfolio - Service Class - Massachusetts Financial Services Company(1)	1.13%	0.00%	1.13%	20.81%	6.80%	9.60%
Sector Equity	MFS® VIT II Technology Portfolio - Service Class - Massachusetts Financial Services Company (1)	1.07%	0.00%	1.07%	16.28%	12.17%	18.35%
U.S. Equity	MFS® VIT III Blended Research® Small Cap Equity Portfolio - Service Class - Massachusetts Financial Services Company(1)	0.83%	0.00%	0.83%	5.49%	6.62%	8.82%
U.S. Equity	Neuberger Berman AMT Quality Equity Portfolio - Class S (formerly, Neuberger Berman AMT Sustainable Equity Portfolio)	1.12%	0.00%	1.12%	13.43%	12.54%	12.66%
International Equity	Nomura VIP Emerging Markets Series - Service Class - Delaware Management Company, a series of Nomura Investment Management Business Trust (1) (formerly, Macquarie VIP Emerging Markets Series)	1.46%	0.00%	1.46%	80.77%	8.48%	11.85%
Sector Equity	Nomura VIP Energy Series - Service Class - Delaware Management Company, a series of Nomura Investment Management Business Trust - Van Eck Associates Corporation (1) (formerly, Macquarie VIP Energy Series)	1.10%	0.00%	1.10%	11.89%	18.61%	1.74%

Asset Allocation Type	Portfolio Company - Investment Adviser; Sub-Adviser(s), as applicable(2)	Current Expenses	Fund Facilitation Fee	Current Expenses + Fund Facilitation Fee	Average Annual Total Returns (as of 12/31/2025)
					1 Year	5 Year	10 Year
International Equity	Nomura VIP International Core Equity Series - Service Class - Delaware Management Company, a series of Nomura Investment Management Business Trust (1) (formerly, Macquarie VIP International Core Equity Series)	1.11%	0.00%	1.11%	24.17%	7.83%	6.62%
U.S. Equity	Nomura VIP Small Cap Value Series - Service Class - Delaware Management Company, a series of Nomura Investment Management Business Trust (formerly, Macquarie VIP Small Cap Value Series)	1.04%	0.00%	1.04%	7.83%	8.93%	8.84%
Commodities	PIMCO VIT CommodityRealReturn® Strategy Portfolio - Advisor Class - Pacific Investment Management Company LLC (1)	3.29%	0.00%	3.29%	18.85%	10.47%	6.43%
Taxable Bond	PIMCO VIT Long-Term U.S. Government Portfolio - Advisor Class - Pacific Investment Management Company LLC	2.575%	0.00%	2.575%	6.04%	-6.91%	-0.09%
Taxable Bond	PIMCO VIT Low Duration Portfolio - Advisor Class - Pacific Investment Management Company LLC	0.76%	0.00%	0.76%	5.42%	1.47%	1.69%
Taxable Bond	PIMCO VIT Real Return Portfolio - Advisor Class - Pacific Investment Management Company LLC	1.49%	0.00%	1.49%	7.74%	1.11%	3.11%
Taxable Bond	PIMCO VIT Short-Term Portfolio - Advisor Class - Pacific Investment Management Company LLC	0.75%	0.00%	0.75%	4.57%	3.14%	2.65%
Taxable Bond	PIMCO VIT Total Return Portfolio - Advisor Class - Pacific Investment Management Company LLC	0.83%	0.00%	0.83%	8.78%	-0.08%	2.26%
U.S. Equity	Putnam VT Core Equity Fund - Class IB - Franklin Advisers, Inc.; Franklin Templeton Investment Management Limited	0.92%	0.00%	0.92%	16.81%	15.96%	15.20%
International Equity	Putnam VT Emerging Markets Equity Fund - Class IB - Franklin Advisers, Inc.; Franklin Templeton Investment Management Limited; The Putnam Advisory Company, LLC (1)	1.35%	0.00%	1.35%	34.10%	3.75%	7.01%
International Equity	Putnam VT Focused International Equity Fund - Class IB - Franklin Advisers, Inc.; Franklin Templeton Investment Management Limited; The Putnam Advisory Company, LLC(1)	1.03%	0.00%	1.03%	36.44%	9.13%	9.38%
Allocation	Putnam VT Global Asset Allocation Fund - Class IB - Franklin Advisers, Inc. - Putnam Investment Management, LLC; Franklin Templeton Investment Management Limited; The Putnam Advisory Company, LLC(1)	1.09%	0.00%	1.09%	14.38%	8.39%	8.43%
Taxable Bond	Putnam VT Income Fund - Class IB - Franklin Advisers, Inc. - Putnam Investment Management, LLC; Franklin Templeton Investment Management Limited	0.82%	0.00%	0.82%	7.25%	-1.13%	1.89%
International Equity	Putnam VT International Equity Fund - Class IB - Franklin Advisers, Inc.; Franklin Templeton Investment Management Limited; The Putnam Advisory Company, LLC	1.06%	0.00%	1.06%	37.68%	9.28%	8.12%
International Equity	Putnam VT International Value Fund - Class IB - Franklin Advisers, Inc.; Franklin Templeton Investment Management Limited; The Putnam Advisory Company, LLC	1.06%	0.00%	1.06%	34.68%	12.49%	8.86%
U.S. Equity	Putnam VT Large Cap Growth Fund - Class IB - Franklin Advisers, Inc.; Franklin Templeton Investment Management Limited	0.88%	0.00%	0.88%	14.34%	13.44%	17.66%
U.S. Equity	Putnam VT Large Cap Value Fund - Class IB - Franklin Advisers, Inc.; Franklin Templeton Investment Management Limited	0.79%	0.00%	0.79%	20.35%	15.38%	13.30%

Asset Allocation Type	Portfolio Company - Investment Adviser; Sub-Adviser(s), as applicable(2)	Current Expenses	Fund Facilitation Fee	Current Expenses + Fund Facilitation Fee	Average Annual Total Returns (as of 12/31/2025)
					1 Year	5 Year	10 Year
Taxable Bond	Putnam VT Mortgage Securities Fund - Class IB - Franklin Advisers, Inc. - Putnam Investment Management, LLC; Franklin Templeton Investment Management Limited(1)	0.75%	0.00%	0.75%	9.09%	0.83%	1.62%
U.S. Equity	Putnam VT Small Cap Growth Fund - Class IB - Franklin Advisers, Inc.; Franklin Templeton Investment Management Limited(1)(2)	1.12%	0.00%	1.12%	8.80%	6.18%	11.45%
U.S. Equity	Putnam VT Small Cap Value Fund - Class IB - Franklin Advisers, Inc.; Franklin Templeton Investment Management Limited	1.02%	0.00%	1.02%	5.27%	10.99%	9.13%
	Putnam VT U.S. Research Fund - Class IB - Franklin Advisers, Inc.; Franklin Templeton Investment Management Limited; The Putnam Advisory Company, LLC (formerly Putnam VT Research Fund - Class IB)	0.93%	0.00%	0.93%	17.88%	14.52%	15.25%
U.S. Equity	T. Rowe Price® Blue Chip Growth Portfolio-II Class(1)	1.00%	0.00%	1.00%	18.43%	11.41%	15.25%
Sector Equity	T. Rowe Price® Health Sciences Portfolio-II Class	1.11%	0.00%	1.11%	17.80%	3.86%	8.70%
Sector Equity	VanEck® VIP Global Resources Fund - Class S	1.32%	0.00%	1.32%	36.17%	10.24%	8.06%

(1)
These Portfolios and their investment advisers have entered into contractual fee waivers or expense reimbursement arrangements. These temporary fee reductions are reflected in their annual expenses. Those contractual arrangements are designed to reduce total annual Fund operating expenses for Contract Owners and will continue past the current year.

(2)
Please contact us if you any have questions about fund/portfolio availability.

Investment Strategy Portfolios that may only be accessed with additional payment of a Fund Facilitation Fee:
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Dimensional Fund Advisors VA International Small Portfolio (Institutional Class Shares)

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Dimensional Fund Advisors VA International Value Portfolio (Institutional Class Shares)

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Dimensional Fund Advisors VA U.S. Large Value Portfolio (Institutional Class Shares)

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Dimensional Fund Advisors VA U.S. Targeted Value Portfolio (Institutional Class Shares)

The Sub-Accounts investing in the following Covered Funds (Investor Class) are closed to new Contributions and incoming Transfers:
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Empower Conservative Profile Fund (Investor Class Shares)

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Empower Moderate Profile Fund (Investor Class Shares)

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Empower Moderately Conservative Profile Fund (Investor Class Shares

For Contracts with a Guaranteed Lifetime Withdrawal Benefit Rider, you may satisfy the Allocation Guidelines and Restrictions by allocating your purchase payments and contract value to one of the following permissible investment options:
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Empower Conservative Profile Fund (Class L Shares)

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Empower Moderate Profile Fund (Class L Shares)

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Empower Moderately Conservative Profile Fund (Class L Shares)

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Empower SecureFoundation® Balanced Fund (Class L Shares)

You must allocate 100% of your purchase payments and contract value to only one of these options.

Please retain this Annual Notice for future reference. The last Prospectus and Statement of Additional Information for this Contract, dated May 1, 2019, contains more information about the Contract. The SAI may be obtained, free of charge, in the same manner as the Prospectus.
EDGAR Contract Identifier: C000157149